CELULARITY INC.

170 Park Avenue

Florham Park, New Jersey 07932

December 23, 2025

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Chris Edwards

Re:	Celularity Inc.
Registration Statement on Form S-1
Filed December 19, 2025
File No. 333-292288

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Celularity Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 5:00 p.m., Eastern Standard Time, on Monday, December 29, 2025, or as soon thereafter as possible.

Please notify Nazia Khan of Sheppard, Mullin, Richter & Hampton LLP, counsel to the Company, at (202) 747-2651 as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

CELULARITY INC.

By:	/s/ Robert J. Hariri
Name:	Robert J. Hariri
Title:	Chief Executive Officer

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